ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 24, 2024	Sarah Clinton
T +1 617 951 7375
sarah.clinton@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Lisa N. Larkin

Re:	Versus Capital Multi-Manager Real Estate Income Fund LLC (File Nos. 333-266297 and 811-22534) (“VCMIX”) and Versus Capital Real Assets Fund LLC (File Nos. 811-23201 and 333-261313) (“VCRRX”) (each a “Fund” and together, the “Funds”)

Ladies and Gentlemen

On July 16, 2024, Ms. Lisa N. Larkin (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Sarah Clinton and Nathan McGuire of Ropes & Gray LLP, counsel to each Fund, in connection with the Staff’s review of Post-Effective Amendment No. 4 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 30 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to VCMIX’s Registration Statement on Form N-2 and Post-Effective Amendment No. 5 under the 1933 Act and Amendment No. 19 under the Investment Company Act to VCRRX’s Registration Statement on Form N-2, each filed pursuant to Rule 486(a) under the 1933 Act on May 30, 2024.

The Staff Reviewer requested that the Funds’ responses be provided in writing via EDGAR correspondence. Accordingly, the Staff’s comments, together with the Funds’ responses thereto, are set forth below. The below responses will be reflected, to the extent applicable, in an amendment to each Fund’s Registration Statement on Form N-2 to be filed pursuant to Rule 486(b) under the 1933 Act. Capitalized terms not defined in this letter have the same meaning as in each Fund’s Registration Statement.

VCMIX and VCRRX

1.	Comment: The Staff notes that each Fund may make portfolio investments through one or more Subsidiaries. With respect to the Subsidiaries, for each Fund:
a.	Please disclose that “Subsidiary” includes entities that engage in investment activities in securities or other assets and are primarily controlled by the Fund.

Response: The Funds confirm that the Subsidiaries are entities that engage in investment activities in securities or other assets and are primarily controlled by the parent Fund. The Funds note that the existing prospectus disclosure defines “Subsidiary” to include “wholly-owned and controlled subsidiaries.” In response to this comment, the Funds will revise the definition to include “wholly-owned and controlled subsidiaries that engage in investment activities in securities or other assets.”

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b.	Please disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiaries.

Response: Each Fund will revise the relevant disclosure under the subsection “Fund Summary – Portfolio Contents” as follows:

The Fund will ~~treat a Subsidiary’s assets as assets of the Fund for purposes of determining compliance~~ comply with certain provisions of the Investment Company Act applicable to the Fund on an aggregate basis with the Subsidiaries, including provisions relating to investment policies (Section 8), affiliated transactions and custody (Section 17), and capital structure and leverage (Section 18). To the extent that any Subsidiary directly incurs leverage in the form of debt, such leverage will be aggregated with the Fund’s leverage for purposes of complying with Section 18 of the Investment Company Act.

c.	Please disclose that Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiaries and that the Fund treats a Subsidiary’s debt as its own for purposes of Section 18.

Response: Each Fund has revised its disclosure as reflected in response to Comment 1.b. above.

d.	Please disclose that any investment adviser to the Subsidiaries complies with the provisions of the Investment Company Act relating to investment advisory contracts under Section 15 as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and a Subsidiary, then for purposes of complying with Section 15(c) the review for the Fund’s and Subsidiary’s investment advisory agreements may be combined.

Response: The Funds respectfully disagree with the Staff’s position that a Subsidiary’s investment advisory agreement is required to comply with the provisions of Section 15 of the Investment Company Act, as a Subsidiary is not a registered investment company under the Investment Company Act. However, each Fund confirms that the investment adviser to a Subsidiary that is wholly-owned by the Fund voluntarily will comply with the provisions of the Investment Company Act relating to investment advisory contracts set forth in Section 15 of the Investment Company Act, and that such an investment advisory agreement would be filed as an exhibit to the Registration Statement.

e.	Please disclose that each Subsidiary complies with provisions of the Investment Company Act related to affiliated transactions and custody (Section 17). Please identify the custodian of the Subsidiaries, if any.

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Response: Each Fund has revised its disclosure as reflected in response to Comment 1.b. above. The Funds’ custodian, UMB Bank, n.a., currently provides custodial services for Versus Capital Real Assets Sub-REIT II LLC (the “Sub-REIT”) and is expected to be engaged to perform custodial services for the other Subsidiaries prior to the commencement of their operation.

f.	Please disclose any of a Subsidiary’s principal investment strategies or principal risks that constitute principal investments strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

Response: Each Fund confirms that the principal investment strategies and principal risk disclosures of the Fund reflect the aggregate operations of the Fund and its Subsidiaries. The Funds will revise their principal investment strategies and principal risk disclosures to reflect this fact.

g.	Please explain in correspondence whether the financial statements of the Subsidiaries will be consolidated with those of the Fund. If not, please explain why not.

Response: In general, the Funds will look to U.S. Generally Accepted Accounting Principles, Regulation S-X, and other applicable accounting guidance to determine whether to consolidate the financial statements of an entity with its own financial statements. In making such determination, the Funds consider what financial presentation is most meaningful and will most clearly exhibit the financial position and results of operations of the Fund. As most recently explained to the Staff in a letter dated March 18, 2024 relating to the Staff’s review of VCRRX’s annual reports, after taking these factors into consideration, VCRRX determined not to consolidate its financial statements with those of the Sub-REIT. The Sub-REIT is instead accounted for as an equity investment with its structure described in VCRRX’s financial statements along with certain additional valuation information regarding the Sub-REIT’s investments. Each Fund expects to consolidate its financial statements with those of the VCRRX Subsidiary or the VCMIX Subsidiary, as applicable.

h.	Please confirm in correspondence that a Subsidiary and its board of managers will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: The Funds confirm that each Subsidiary and its board of directors or managers (if any) will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

i.	If a Subsidiary is a foreign corporation, please confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response: The Funds note that the existing Subsidiaries are not foreign corporations. If a Subsidiary that is formed in the future is organized as a foreign corporation, it will designate an agent for service of process in the United States.

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j.	If a Subsidiary is wholly-owned by the Fund, please confirm that the Subsidiary’s management fee, including any performance fee, will be included in “Management Fees” in the table disclosing the Fund’s Annual Fund Operating Expenses, and that the Subsidiary’s expenses will be included in “Other Expenses” in the table.

Response: Each Fund confirms that a wholly-owned Subsidiary’s management fee, including any performance fee, will be included in “Management Fees” and that the Subsidiary’s expenses will be included in “Other Expenses” in the table.

k.	If applicable, if the Fund invests only through wholly-owned subsidiaries, the Fund should disclose that it does not intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets other than entities wholly-owned by the Fund.

Response: The Funds confirm that this comment is not applicable as neither Fund intends to invest only through wholly-owned subsidiaries, but instead expects to invest a significant portion of its assets directly or through third party private funds.

VCMIX

2.	Comment: In the subsections “Prospectus Summary – Investment Objectives and Strategies” and “Investment Objectives, Investment Strategies and Investment Features – Investing in Real Estate-Related Investments,” the prospectus states that VCMIX intends to identify investments within the core plus strategy that anticipate moderately low leverage (i.e., approximately 35% to 50%). Please clarify to what the range “approximately 35% to 50%” refers.

Response: The range “approximately 35% to 50%” refers to gross asset value of a Private Fund. The Fund will revise the relevant disclosure to clarify this reference.

3.	Comment: In the subsection “Management of the Fund – Sub-Advisers and Sub-Advisory Fees,” please revise the heading “Principal Real Estate Securities” to refer to Principal Real Estate Investors, LLC.

Response: The Fund confirms that the requested change has been made.

VCRRX

4.	Comment: On the cover page of the Registration Statement, please include a bullet point referencing leverage risk at a high-level.

Response: The Fund respectfully notes that the cover page of the Registration Statement currently includes the following bullet point with respect to leverage risk: The Fund, the Subsidiaries, and the underlying Private Funds may utilize borrowings and financial leverage and significant risks may be assumed as a result. See “Risk Factors – Leverage Risk.” Accordingly, the Fund believes the existing disclosure is appropriate and meets the requirements of Item 1.1(j) of Form N-2.

5.	Comment: Please confirm in correspondence whether the Fund expects to make investments through entities created through joint ventures between the Fund and third parties.

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Response: While the Private Funds in which the Fund invests may utilize joint ventures, the Fund confirms that it does not currently expect to make direct investments through entities created through joint ventures between the Fund and third parties.

6.	Comment: In the subsections “Prospectus Summary – Borrowing/Leverage” and “Investment Objective, Investment Strategies and Investment Features – Borrowing/Leverage,” please clarify what “other forms of leverage” refers to or delete the disclosure if it is not applicable.

Response: The Fund will revise the referenced disclosure as follows:

In pursuing its investment objective, the Fund (directly or indirectly, including through one or more Subsidiaries) may add leverage to its portfolio through borrowings, such as through bank loans or commercial paper and/or other credit facilities, or by utilizing reverse repurchase agreements and similar financing transactions, dollar rolls, and/or credit default swaps~~, or other forms of leverage~~.

7.	Comment: In the “Environmental and Undisclosed Liabilities Risk,” please clarify what “undisclosed liabilities” refers to.

Response: The term “undisclosed liabilities” refers to unforeseen or undisclosed matters that may have a material adverse effect on the value of the Fund’s real assets investments, including legal easements, breaches of planning legislation, building regulations and statutory regimes, and duties payable to municipalities and counties. The Fund will revise the risk as reflected below:

Environmental and ~~Undisclosed~~ Unforeseen Liabilities Risk. The Fund could face substantial risk of loss from claims based on environmental problems associated with the real assets underlying the Fund’s investments, including claims in connection with adverse effects from global climate change. For example, persistent wildfires, a rise in sea levels, an increase in powerful windstorms and/or a storm-driven increase in flooding could cause assets to lose value or become unmarketable altogether. Furthermore, changes in environmental laws or in the environmental condition of an asset may create liabilities that did not exist at the time of the acquisition of such investment by the Fund and that could not have been foreseen. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such environmental condition. Divestment trends tied to concerns about climate change could also adversely affect the value of certain assets. In addition, the Fund could be affected by undisclosed matters, including, but not limited to, legal easements, breaches of planning legislation, building regulations and statutory regimes, and duties payable to municipalities and counties. It is therefore possible that the Fund could acquire an investment affected by such matters, which may have a material adverse effect on the value of such investments.

8.	Comment: In the Summary of Fund Expenses table, please confirm that footnote 3 to the investment management fee line item is accurate.

Response: The Fund confirms that it will revise footnote 3 to the Summary of Fund Expenses table to refer to any Management Fee paid by a Subsidiary, as reflected below.

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Investment Management Fee is paid to the Adviser at an annual rate of 1.15% of NAV, which accrues daily on the basis of the Fund’s net assets. The Investment Management Fee will reduce the NAV of the Fund and is payable in arrears on a quarterly basis. See “Management of the Fund – Adviser and Investment Management Fee.” To the extent the Fund utilizes a Subsidiary, the Management Fee will be payable in part by the Fund and in part by the Subsidiary. The Fund pays the Adviser at an annual rate of 1.15% of its NAV (excluding the assets attributable to a Subsidiary) and a Subsidiary pays the Adviser at an annual rate of 1.15% of its NAV. The Adviser will pay the Sub-Advisers from its Investment Management Fee. Pursuant to a sub-advisory agreement, Brookfield is paid a management fee by the Adviser based on assets under management that decreases as assets increase. The fees are assessed on a sliding scale and range from 0.60% down to 0.45% based on the average daily NAV of the Fund assets that Brookfield manages. Pursuant to a sub-advisory agreement, Lazard is paid a management fee by the Adviser based on assets under management that decreases as assets increase. The fees are assessed on a sliding scale and range from 0.40% down to 0.30% based on the average daily NAV of the Fund assets that Lazard manages.

9.	Comment: If the Fund utilizes senior securities, please include the disclosure required by Item 4.3 of Form N-2.

Response: The Fund confirms that it does not currently use senior securities.

10.	Comment: In the table included in the “Directors and Officers – Board Composition and Leadership Structure” subsection of the Statement of Additional Information (“SAI”), please disclose the industry of each company listed as a director’s principal occupation where necessary to provide context.

Response: The Fund confirms that the requested changes have been made where necessary.

11.	Comment: In the “Tax Aspects” section of the SAI, if the Fund currently invests or intends to invest in controlled foreign corporations, please revise the disclosure to be in the present tense.

Response: The Fund confirms that the requested change has been made.

Sincerely,

Sarah Clinton

cc:	Brian Petersen, Versus Capital Advisors LLC
Jillian Varner, Versus Capital Advisors LLC